

Mailstop 3233

June 6, 2016

Via E-mail
Michael Lehrman
Chairman
Rodin Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

>   **Re: Rodin Income Trust, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted May 12, 2016**
>   **CIK No. 0001664780**

Dear Mr. Lehrman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2016 letter.

General

1. Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.0%. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the "distribution" or "sale" of your shares. It appears that the primary difference between the "selling commission" and the "distribution fee" is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

2. We note that you have included disclosure indicating that you plan to focus on originating and acquiring mortgage loans secured primarily by commercial real estate, and that you may also invest in commercial real estate securities and properties, including mortgage loans, subordinated mortgage and non-mortgage interests (including preferred equity investments and mezzanine loans) and participations in such instruments, commercial mortgage-backed securities, unsecured debt of publicly traded REITs, debt or equity securities of publicly traded real estate companies, and structured notes. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3. We note your response to comment 4 of our letter. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

4. We note your response to comment 6 of our letter and that you determined that neither CCRE nor RRP is a program for purposes of Industry Guide 5. We further note your disclosure that:

   • Cantor Fitzgerald, L.P. is the indirect parent of your sponsor and advisor, and controls Cantor Commercial Real Estate and BGC Partners, Inc. (which includes Newmark Grubb Knight Frank).
   • Mr. Lehrman, your chairman, was a cofounder of CCRE and served as Co-CEO from April 2014-2016.
   • In 2014, an entity wholly owned by Cantor acquired Resolution Recovery Partners Manager LLC, which manages an opportunistic investment fund, RRP, focused on commercial real estate investments.
   • Joe Vaccaro, your CEO, and Eric Schwartz, your president, co-launched RRP in 2011. Mr. Vaccaro served as CEO and CIO of RRP and Mr. Schwartz has served as a member of the investment committee and serves as a key man for RRP from 2011 to present.

   We understand that CCRE was a joint venture managed by Cantor and that your chairman was a co-founder and CEO of CCRE. In addition, it appears that RRP was managed by executive officers of your company. Thus, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis as to why none of these entities discussed in this comment should be considered a prior program sponsored by Cantor or its affiliates under Industry Guide 5. We may have further comment.

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Income Trust OP Holdings, LLC, page 18

5. We note your response to comments 15, 16, and 17 of our letter. It appears that the disclosure in this section relates to two potential forms of compensation: (i) subordinated distributions to the special unit holder equal to 15% of your net cash flows payable under certain circumstances, and (ii) payments to the special unit holder upon redemption of the special units under certain circumstances. Please revise your disclosure in this section and under the heading "Management Compensation" starting on page 77 to describe these two forms of compensation separately, or advise.

6. We note your disclosure in this section stating that the special unit holder will be entitled to receive 15% of your net cash flows after your stockholders have received "or are deemed to have received," in the aggregate, cumulative distributions equal to their invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital and your sponsor has received reimbursement for the payment of certain selling commissions. Please revise to clarify what you mean by "are deemed to have received" and to further elaborate upon how the 7% cumulative, non-compounded annual pre-tax return on invested capital is calculated. Additionally, please revise to clarify whether an individual stockholder should expect to receive distributions equal to his or its invested capital plus a 7% cumulative, non-compounded annual pre-tax return on such invested capital prior to payment to the special unit holder of 15% of net cash flows.

7. We note your response to comment 18 of our letter, and your disclosure in this section stating that the special unit holder will be entitled to receive "15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 7% return on their shares of common stock" upon the occurrence of certain liquidity events or the termination or non-renewal of the advisory agreement. Please revise to clarify what you mean by "would be deemed to have been distributed" and to further elaborate upon how the 7% return is calculated in this context.

8. We note your disclosure in this section, stating "If the triggering event is the termination or non-renewal of our advisory agreement other than for cause, the enterprise valuation will be calculated based on an appraisal or valuation of our assets." We further note your

risk factor disclosure under the heading "Our advisor faces conflicts of interest relating to incentive compensation and sponsor support structure . . ." on page 31, stating "Upon termination of our advisory agreement for any reason, including for cause, . . . the special unit holder may be entitled to a one-time payment upon redemption of the special units (based on an appraisal or valuation of our portfolio) in the event that the special unit holder would have been entitled to a subordinated distribution had the portfolio been liquidated on the termination date," as well as similar disclosure on page 72. Please revise to reconcile these disclosures and to clarify the circumstances when the special unit holder will receive the redemption payment in the event that the advisory agreement is terminated for cause.

Estimated Use of Proceeds, page 58

9. Please revise the tables to eliminate the adjustment for the sponsor support of selling commissions given the fact that the sponsor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Since your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with a liquidity event or upon termination of the advisory agreement by you or the advisor, the contingent reimbursement is a cost to the business. It is our view that this amount should be reflected in the Use of Proceeds Table.

Management Compensation, page 76

10. We note your response to comment 23, which seems to focus on the manner in which you will notify shareholders of changes to advisory compensation. Please also revise to clarify if the company may increase fees payable to the advisor without shareholder consent.

Plan of Distribution, page 156

11. We note your response to comment 30 and disclosure on page 160 stating that your officers, directors, as well as officers and employees of your sponsor and advisor, etc. may purchase shares in the offering and that "they would expect to hold such shares as stockholders for investment and not for distribution." Please revise to clarify that they "will hold" such shares for investment and not for distribution.

Consolidated Balance Sheet, page F-3

12. We note your response to prior comment 31. Given the update to the number of shares issued, please tell us why you have not amended to include a conforming change to the Common stock balance currently disclosed as $88 as of January 22, 2016. Additionally, please amend if necessary to provide a corresponding change to additional paid in capital as disclosed herein and within note 5.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP